SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE

ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2008, or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from              to

Commission file number 0-16125

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

(S.E.C. registration No. 333-52765 and No. 333-134211)

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

FASTENAL COMPANY

2001 Theurer Boulevard

Winona, Minnesota 55987

REQUIRED INFORMATION

The Fastenal Company & Subsidiaries 401(k) Plan (Plan) is subject to the Employment Retirement Income Security Act of 1974, as amended (ERISA). In accordance with Item 4 and in lieu of the requirements of Items 1-3 of Form 11-K, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Trustees of Fastenal Company & Subsidiaries 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Fastenal Company & Subsidiaries 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

June 17, 2009

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value:
Investment funds	$35,768,720	47,815,747
Fastenal Company common stock	25,201,291	22,279,401
Cash	34,254	126,009
Pending settlement fund	64,386	17,467
Accrued income	7,713	5,006

Total investments at fair value	61,076,364	70,243,630

Employer contribution receivable	5,112,404	4,466,672

Total assets	66,188,768	74,710,302

Liabilities:
Excess deferrals payable	242,926	382,644
Unclaimed plan forfeiture fund	311	156

Net assets available for benefits, before adjustment	65,945,531	74,327,502

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	540,921	25,985

Net assets available for benefits	$66,486,452	74,353,487

See accompanying notes to financial statements.

2

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

2008
Additions:
Investment income:
Interest and dividends	$1,645,901
Net depreciation in fair value of investments	(23,018,007)

Total investment loss, net	(21,372,106)

Contributions:
Participant	13,130,252
Rollover	192,157
Employer	5,112,404

Total contributions	18,434,813

Investment loss and contributions	(2,937,293)

Deductions:
Benefits paid to participants	(4,929,742)

Total deductions	(4,929,742)

Net decrease in net assets available for benefits	(7,867,035)

Net assets available for benefits:
Beginning of year	74,353,487

End of year	$66,486,452

See accompanying notes to financial statements.

3

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of the Plan

The following description of the Fastenal Company & Subsidiaries 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all full-time and part-time U.S. employees of Fastenal Company & Subsidiaries (the Company). Employees are eligible to participate in the Plan beginning on January 1 or July 1 after completing 12 months of service and attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Participants’ contributions are recorded in the period that the participants’ payroll deductions are made. Participants may contribute an amount not less than 1% or more than 100% of their eligible compensation. Employee contributions are 100% vested at all times. Effective January 2005, a discretionary employer matching contribution was implemented as a new feature to the Plan. During the years ended December 31, 2008 and 2007, the Company made a discretionary contribution of $5,112,404 and $4,466,672, respectively, to the Plan.

The Company does not limit participant contributions; however, the Tax Reform Act of 1986 allows a maximum participant annual pretax contribution of $15,500 for calendar years 2008 and 2007.

Highly compensated employees may be limited to lower contribution percentages in order for the Plan to satisfy the discrimination tests of the Internal Revenue Code. Changes in contributions are allowed based on the provisions of the Plan.

(c)	Participant Allocation of Income and Loss

The net income or loss of each fund at each valuation date is allocated to each participant’s account in the same ratio that such account bears to the total of all participants’ accounts invested in the fund as of the valuation date. The basis for allocation is the time-weighted balance in the participant’s account during the period.

(d)	Payment of Benefits

Distributions may be made upon the occurrence of any of the following:

•	Any termination of employment,

•	Death of an actively employed participant prior to the normal retirement date (age 65),

•	Termination of the Plan,

•	Participant is still employed and has reached age 59 1/2,

•	Disability,

4	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

•	Participant is still employed and has suffered a financial hardship, or

•	Participant is still employed and has completed a rollover of funds into the Plan.

(e)	Investment Fund Transfers

Participants may direct a transfer of all or a portion of their current account balances among investment funds in 1% increments on a daily basis.

(f)	Plan Termination

The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.

(g)	Administrative Costs

The Company pays the cost of administering the Plan. Investment manager fees are paid from the investment funds.

(h)	Investment Options

Upon enrollment, each participant shall direct that contributions be invested in one or more of the following investment options in increments of 1%:

•

American Funds Capital World Growth & Income Fund (R-5) – Managed by Capital Research & Management. The fund invests on a global basis in a diversified portfolio consisting primarily of common stocks and other equity securities.

•

American Funds EuroPacific Growth Fund (R-5) – Managed by Capital Research & Management. The Fund normally invests at least 80% of its assets in stocks of issuers located in Europe and the Pacific Basin. The Fund invests primarily in common and preferred stocks, convertibles, American Depository Receipts, European Depository Receipts, bonds, and cash.

•

American Funds The Growth Fund of America (R-5) – Managed by Capital Research & Management. The Fund emphasizes companies that appear to offer opportunities for long-term growth, and may invest in cyclical companies, turnaround, and value situations. The Fund invests primarily in common stocks, convertibles, preferred stocks, U.S. government securities, bonds, and cash. The Fund may invest up to 15% of assets in securities of issuers domiciled outside the U.S. and not included in the S&P 500.

•

Delaware Investment Diversified Income Fund (A) – Managed by Delaware Management Company. The Fund allocates its investments principally among three sectors of the fixed-income securities market: the U.S. Investment Grade Sector, the U.S. high-yield sector, and the International Sector. Under normal circumstances, the Fund will invest at least 80% of its net assets in fixed income securities.

•

BlackRock Global Allocation Fund (I) – Managed by BlackRock Advisors, LLC. The investment objective of the Fund is to provide high total investment return through a fully managed investment policy utilizing U.S. and foreign equity, debt, and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.

5	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

•

BlackRock Equity Dividend Fund (I) – Managed by BlackRock Advisors, LLC. The Fund seeks long-term total return and current income by investing 65% or more of its assets in a diversified portfolio of dividend-paying common stocks, which yield more than the S&P 500 Index. The Fund may invest up to 25% of its total assets in foreign securities.

•

Merrill Lynch Retirement Preservation Trust – The Trust is a collective trust maintained by Merrill Lynch Bank USA to which BlackRock Investment Management, LLC provides nondiscretionary investment advice. The Trust seeks to provide preservation of capital, liquidity, and current income at levels that are typically higher than those provided by money-market funds. The Trust invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs, including BICs, synthetic GICs, and separate accounts) and in high-quality money-market securities. Participants purchase units that the Trust seeks to maintain at $1 per unit, although this cannot be assured. (Although the Trust purchases Guaranteed Investment Contracts, neither the Trust nor its units are guaranteed.)

•	Munder Mid Cap Core Growth Fund (Y) – Managed by Munder Capital Management. The Fund invests primarily in the equity securities of mid-capitalization companies included in the S&P MidCap 400 Index.

•

Oppenheimer Small & Mid Cap Value Fund (Y) – Managed by OppenheimerFunds. The Fund seeks capital appreciation. The Fund invests mainly in common stocks of U.S. issuers that have market capitalizations under $3 billion (small cap) and $3 billion – $13 billion (mid cap).

•

Oppenheimer Main Street Small Cap Fund (Y) – Managed by OppenheimerFunds. The Fund invests primarily in common stocks or other equity securities of growth and/or value companies having a small market capitalization.

•

Victory Diversified Stock Fund (A) – Managed by Victory Capital Advisers, Inc. The Fund seeks to provide long-term growth of capital. Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities and securities convertible into common stocks traded on U.S. exchanges and issued by large, established companies. The Fund seeks to invest in both growth and value securities.

•

Aggressive Goal Manager Portfolio Model – The model directs 10% of its assets to bond funds and 90% to stock funds [10% in Delaware Diversified Income Fund (A); 25% in American Funds EuroPacific Growth Fund (R5), 20% in American Funds The Growth Fund of America (R5), 10% in Munder Mid Cap Core Growth Fund (Y), 20% in BlackRock Equity Dividend Fund (I), 10% in Oppenheimer Main Street Small Cap Fund (Y) and 5% in Oppenheimer Small & Mid Cap Value Fund (Y)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

•

Moderate Goal Manager Portfolio Model – The model directs 10% of its assets to cash or cash equivalent (e.g., stable value), 30% to bond funds and 60% to stock funds [10% in Merrill Lynch Retirement Preservation Trust, 30% in Delaware Diversified Income Fund (A), 15% in American Funds EuroPacific Growth Fund (R5), 15% in American Funds The Growth Fund of America

6	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(R5), 15% in BlackRock Equity Dividend Fund (I), 5% in Munder Mid Cap Core Growth Fund (Y), 5% in Oppenheimer Main Street Small Cap Fund (Y) and 5% in Oppenheimer Small & Mid Cap Value Fund (Y)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

•

Conservative Goal Manager Portfolio Model – The model directs 30% of its assets to cash or cash equivalent (e.g., stable value), 50% to bond funds and 20% to stock funds [30% in Merrill Lynch Retirement Preservation Trust, 50% in Delaware Diversified Income Fund (A), 5% in American Funds EuroPacific Growth Fund (R5), 7% in American Funds The Growth Fund of America (R5), and 8% in BlackRock Equity Dividend Fund (I)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

•	Fastenal Company Common Stock – This investment option invests in shares of Fastenal Company common stock.

The preceding plan description is intended for summary purposes only. The Plan document should be consulted for specific details.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of mutual and common collective trust funds is the net asset value of those shares or units, as determined by the respective fund.

Purchases and sales of investments are reflected on a trade-date basis. Net appreciation (depreciation) in the fair value of investments includes gains and losses on investments bought and sold, as well as held, during the year. Dividend income is recorded on the ex-dividend date. Accrued investment income is reflected in the investment balance.

(d)	Fully Benefit-Responsive Investments Contracts

As described in the Financial Accounting Standards Board (FASB) Staff Position (FSP) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain

7	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), fully benefit-responsive investment contracts held by defined-contribution plans are required to be reported at fair value. However, the FSP states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(e)	Benefits

Benefits are recorded when paid.

(3)	Tax Status

The Internal Revenue Service has issued a favorable opinion letter, dated June 4, 2002, on the prototype document stating that the prototype plan format (which the Plan is utilizing) qualifies under Section 401(a) of the Internal Revenue Code (IRC). This prototype plan is a nonstandardized plan and, therefore, the plan administrator has indicated it will not be applying for the Plan’s own determination letter. However, the plan administrator believes the Plan is a qualified plan and does not believe any events have occurred that might adversely affect the Plan’s qualified status.

(4)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2008 to the Form 5500:

2008
Net assets available for benefits per the financial statements	$66,486,452
Excess deferrals payable	242,926
Employer contribution receivable	(5,112,404)
Unclaimed plan forfeiture funds	311
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(540,921)

Net assets available for benefits per the Form 5500	$61,076,364

8	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following is a reconciliation of total additions and deductions per the financial statements for the year ended December 31, 2008 to the Form 5500:

2008
Investment loss and contributions	$(2,937,293)
Excess deferrals payable	242,926
Employer contribution receivable – beginning of year	4,466,672
Employer contribution receivable – end of year	(5,112,404)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(514,936)

Total income per the Form 5500	$(3,855,035)

Total deductions per the financial statements	$(4,929,742)
Increase in unclaimed plan forfeiture funds	155
2007 excess deferrals	(382,644)

Total expenses per the Form 5500	$(5,312,231)

(5)	Investments and Investment Income (Loss)

Merrill Lynch Trust Company manages the Plan’s investment assets and executes transactions therein pursuant to discretionary authority granted by the Plan concerning purchases and sales of investments in the various funds.

Transactions for participant contributions to the Plan and benefits paid to participants are under the direct control of the plan administrator.

(6)	Investments Representing 5% or More of the Plan’s Net Assets

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2008	2007
Delaware Investment Diversified Income Fund	$3,347,311	*
Merrill Lynch Retirement Preservation Trust	3,350,602	*
Victory Diversified Stock Fund	4,513,756	6,862,433
American Funds The Growth Fund of America	5,236,875	7,425,907
Oppenheimer Small & Mid Cap Value Fund	5,289,882	9,313,500
American Funds Capital World Growth & Income Fund	6,136,486	9,703,221
Fastenal Company Common Stock	25,201,291	22,279,401
* Represents less than 5% of the Plan’s net assets.

9	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(23,018,007) as follows:

2008
Investment funds	$(19,422,364)
Fastenal Company Common Stock	(3,595,643)

$(23,018,007)

(7)	Party-in-Interest Transactions

The Plan engages in transactions involving the acquisition and disposition of investments with fiduciaries of the Plan including, but not limited to, the trustee and administrator of the Plan and the Company. The fiduciaries are considered parties-in-interest; however, the transactions are not considered prohibited transactions under ERISA.

(8)	Risk and Uncertainties

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.

At December 31, 2008 and 2007, approximately 38% and 30%, respectively, of the Plan’s net assets were invested in the common stock of Fastenal Company. The underlying value of the Fastenal Company stock is entirely dependent upon the performance of Fastenal Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Fastenal Company Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(9)	Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measure fair value, and expands disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted FAS 157. The adoption of FAS 157 did not have a material impact to the financial statements of the Plan.

Under FAS 157, various inputs are used in determining the fair value of the Plan’s investments. These inputs are summarized in a hierarchy that segregates fair value measurements into three levels (Levels 1, 2, and 3), determined by the nature of input as follows:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value.

10	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

•

Level 2 – Other significant observable inputs, including quoted prices for similar securities in active markets, quoted prices for identical securities in markets that are not active, and other market-corroborated inputs.

•	Level 3 – Significant unobservable inputs, including the Plan’s own assumptions in determining the fair value of investments, based on the best information available in the circumstances.

Valuation levels are not necessarily an indication of the risk associated with investing in those securities.

A summary of the Plan’s assets and liabilities as of December 31, 2008 according to the fair value hierarchy is as follows:

	Level 1	Level 2	Level 3	Total
Common stock, at fair value	$25,201,291	—	—	25,201,291
Investments, at fair value	32,418,118	3,350,602	—	35,768,720

Total	$57,619,409	3,350,602	—	60,970,011

For the period ended December 31, 2008, the Plan held no assets in which significant unobservable inputs (Level 3) were used in determining fair value.

11

Schedule

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

Description		Face amount or number of shares	Current value
*	Merrill Lynch Retirement Preservation Trust	3,891,524	$3,350,602
	American Funds Capital World Growth & Income Fund	230,955	6,136,486
	American Funds The Growth Fund of America	256,207	5,236,875
	American Funds EuroPacific Growth Fund	93,408	2,610,769
	Delaware Investment Diversified Income Fund	422,640	3,347,311
*	BlackRock Global Allocation Fund	149,210	2,241,131
*	BlackRock Equity Dividend Fund	137,479	1,821,591
	Oppenheimer Small & Mid Cap Value Fund	283,792	5,289,882
	Oppenheimer Main Street Small Cap Fund	38,893	495,108
	Victory Diversified Stock Fund	405,185	4,513,756
	Munder Mid Cap Core Growth Fund	42,310	725,209
*	Fastenal Company Common Stock	723,136	25,201,291

			60,970,011
	Pending settlement fund		64,386

	Cash		34,254

	Accrued income		7,713

			$61,076,364

*	Denotes a party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm.

12

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2009

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

By	Fastenal Company, Plan Administrator

By	/s/ Daniel L. Florness
Daniel L. Florness, Executive Vice-President,
Treasurer, and Chief Financial Officer

INDEX TO EXHIBITS

23	Consent of Independent Registered Public Accounting Firm

99.1	Certification Pursuant to 18 U.S.C. Section 1350